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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Books-A-Million, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
098570-10-4
(CUSIP Number)
Abroms & Associates, P.C.
201 S. Court Street, Suite 610
Florence, AL 35630
(256) 767-0740
Attention: Martin R. Abroms
Copy to:
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
(212) 906-1330
Attention: Steven Della Rocca
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ANDERSON BAMM HOLDINGS, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		1,533,302

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,533,302

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,089,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,089,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HILDA B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		2,089,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,089,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: JOEL R. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		1,582,440

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,582,440

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	In

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON, JR.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		273,284

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		273,284

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CHARLES C. ANDERSON III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		23,794

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		23,794

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: TERRENCE C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		355,954

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		352,120

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,039,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: CLYDE B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		1,430,978

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,351,493

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,041,272 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HAROLD M. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		348,480

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		348,480

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: HAYLEY ANDERSON MILAM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		25,380

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,380

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SANDRA B. COCHRAN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		205,755

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,270

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,044,605 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ASHLEY ANDERSON BILLINGSLEY

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		84,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE ASHLEY ANDERSON TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		84,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	TENNESSEE

	7	SOLE VOTING POWER:

NUMBER OF		25,380

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,380

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: OLIVIA BARBOUR ANDERSON 1995 TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		1,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO CHARLES C. ANDERSON III

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO HAYLEY E. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIRST ANDERSON GRANDCHILDREN'S TRUST FBO LAUREN A. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SECOND ANDERSON GRANDCHILDREN'S TRUST FBO ALEXANDRA R. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THIRD ANDERSON GRANDCHILDREN'S TRUST FBO TAYLOR C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FOURTH ANDERSON GRANDCHILDREN'S TRUST FBO CARSON C. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: FIFTH ANDERSON GRANDCHILDREN'S TRUST FBO HAROLD M. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: SIXTH ANDERSON GRANDCHILDREN'S TRUST FBO BENTLEY B. ANDERSON

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		11,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE CHARLES C. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA

	7	SOLE VOTING POWER:

NUMBER OF		83,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		83,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE JOEL R. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		83,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		83,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	098570-10-4

1	NAMES OF REPORTING PERSONS: THE CLYDE B. ANDERSON FAMILY FOUNDATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

ALABAMA, U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		46,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		46,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,027,938 (See Item 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer
     This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on April 9, 2007 (the “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.
     Although there have been no transactions which result in a change in ownership or power over Shares by the Reporting Persons since the Schedule 13D was filed on April 9, 2007, the Schedule 13D did not correctly report certain shares of restricted stock held by certain Reporting Persons as well as the number of Shares held by Ashley Anderson Billingsley and The Ashley Anderson Trust. The information provided in the preceding cover pages and Item 5 below amend the Schedule 13D to accurately report the Reporting Persons’ voting power, dispositive power and beneficial ownership of Shares, which include shares of restricted stock of certain of the Reporting Persons, and the number of Shares held by Ashley Anderson Billingsley and The Ashley Anderson Trust.
Item 2. Identity and Background
(a)-(c) This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each of the aforementioned Reporting Persons has entered into that certain Shareholder Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement”; a copy of which is filed as Exhibit 1 to this Schedule 13D) by and among the Reporting Persons and Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to the Group Administration Agreement, the Reporting Persons have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein. Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.
     The persons listed in clauses (ii) through (xii) are collectively referred to as the “Individual Reporting Persons.” The entities listed in clauses (xiii) through (xxiv) are collectively referred to as the “Trust Reporting Persons.” The entities listed in clauses (xxv) through (xxvii) are collectively referred to as the “Family Foundation Reporting Persons.”
(i)	Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”) pursuant to. The business address of ABH is 201 South Court Street, Suite 610, Florence, Alabama. The principal business of ABH is to serve as an investment vehicle for the persons who contribute Shares to ABH, initially by holding the Shares, and at a later date potentially buying or selling Shares or making other investments

The directors of ABH are Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Sandra B. Cochran. Harold Anderson has the right to nominate himself to the board of directors of ABH at any time that he owns a membership interest in ABH. ABH has no officers.

The Reporting Persons (other than ABH, Ashley Anderson Billingsley, The Ashley Anderson Trust and the Family Foundation Reporting Persons) have contributed Shares to ABH in exchange for membership interests in ABH, pursuant to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 (the “ABH LLC Agreement”) by and among the Reporting Persons (other than Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons). Pursuant to the ABH LLC Agreement, the board of directors of ABH is given the power and authority to perform all acts as may be necessary or appropriate to conduct the business of ABH, including the power and authority to sell or dispose of the assets held by ABH (which includes the Shares contributed to ABH by the Reporting Persons).

(ii)	Charles C. Anderson, a United States citizen. Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is Managing Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(iii)	Hilda B. Anderson, a United States citizen. Mrs. Anderson’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630, and her principal occupation is housewife.

(iv)	Joel R. Anderson, a United States citizen. Mr. Anderson’s business address of is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is General Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(v)	Charles C. Anderson, Jr., a United States citizen. Mr. Anderson’s business address is 6016 Brookvale Lane, Suite 151, Knoxville, TN 37919, and his principal occupation is President and CEO of Anderson Media Corporation. Anderson Media Corporation’s principal business is wholesale distribution of periodicals, books and pre-recorded music.

(vi)	Charles C. Anderson III, a United States citizen. Mr. Anderson’s business address is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong, and his principal occupation is Purchasing Specialist for Anderson Management Services, Inc. Anderson Management Services, Inc.’s principal business is to perform management services for Anderson Media Corporation and certain of its merchandising and operating companies.

(vii)	Terrence C. Anderson, a United States citizen. Mr. Anderson’s business address is 4511 Helton Drive, Florence, AL 35630, and his principal occupation is CEO of American Promotional Events, Inc. American Promotional Events, Inc.’s principal business is pyrotechnics.

(viii)	Clyde B. Anderson, a United States citizen. Mr. Anderson’s business address is 402 Industrial Lane, Birmingham, AL 35211, and his principal occupation is Executive Chairman of the Issuer. The Issuer’s principal business is book retailing.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(ix)	Harold M. Anderson, a United States citizen. Mr. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, GA 30329, and his principal occupation is Chief Executive Officer of Anderson Press, Inc. and Chief Executive Officer of C.R. Gibson, Inc. Anderson Press’ principal business is specialty publishing. C.R. Gibson’s principal business is the design, publication, marketing and distribution of picture frames, premium albums, memory products and paper goods for sale to specialty and mass-market retailers.

(x)	Hayley Anderson Milam, a United States citizen. Ms. Anderson Milam’s business address is 202 North Court Street, Florence, AL 35630, and her principal occupation is missionary for the Southern Baptist Convention.

(xi)	Sandra B. Cochran, a United States citizen. Ms. Cochran’s business address is 402 Industrial Lane, Birmingham, AL 35211, and her principal occupation is President and Chief Executive Officer of the Issuer. The Issuer’s principal business is book retailing.

(xii)	Ashley Anderson Billingsley, a United States Citizen. Ms. Anderson Billingsley’s beneficial ownership of these Shares arises as a result of her being a co-trustee of the Ashley Anderson Trust. See paragraph (xiii) below. Ms. Anderson Billingsley’s business address is 202 North Court Street, Florence, AL 35630, and her principal occupation is Inventory Manager of JRA, LLC. JRA, LLC’s principal business is numismatics.

(xiii)	The Ashley Anderson Trust, formed under the laws of the State of Alabama. The trustee of the Ashley Anderson Trust is CitiCorp Trust South Dakota, and the co-trustee of such Trust Reporting Person is Ashley Anderson Billingsley. The business address of the Ashley Anderson Trust, and of Ashley Anderson Billingsley as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of CitiCorp Trust South Dakota is 1300 West 57th Street, Suite G100, Sioux Falls, SD 57108.

(xiv)	Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson, Carl M. Boley as Trustee, formed under the laws of the State of Tennessee. The business address of the Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of Carl M. Boley is 6016 Brookvale Lane, Suite 151, Knoxville, TN 37919.

(xv)	Olivia Barbour Anderson 1995 Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Olivia Barbour Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630.

(xvi)	Alexandra Ruth Anderson Irrevocable Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630.

(xvii)	First Anderson Grandchildren’s Trust FBO Charles C. Anderson III, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Charles C. Anderson III is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xviii)	First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Hayley E. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xix)	First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Lauren A. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xx)	Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxi)	Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxii)	Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxiii)	Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Jr., SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, Jr. is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxiv)	Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, AL 35630.

(xxv)	The Charles C. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Charles C. Anderson, Hilda B. Anderson and Clyde B. Anderson. Charles C. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvi)	The Joel R. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Joel R. Anderson, Carmen Anderson and Ashley Ruth Anderson Billingsley. Joel R. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvii)	The Clyde B. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, AL 35630. The Foundation’s directors are Clyde B. Anderson and Terrence C. Anderson. Clyde B. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.
(d) During the last five years none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor any director or executive officer of any Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and each director and executive officer of any Reporting Person is as set forth above.
Item 3. Source and Amount of Funds or Other Consideration
     The Shares held by ABH were contributed to ABH by each of the Reporting Persons (other than Ashley Anderson Billingsley / The Ashley Anderson Trust, the Family Foundation Reporting Persons and ABH) on April 9, 2007 in exchange for membership interests in ABH.
     The Shares held by each of the Individual Reporting Persons other than Ashley Anderson Billingsley and Hayley Anderson Milam were acquired with the personal funds of such Individual Reporting Person. The purchases of these Shares have occurred at various times starting in 1991.
     The Shares held by the Ashley Anderson Trust were transferred to such trust by Joel R. Anderson in 1992. Joel R. Anderson previously purchased such Shares with his personal funds.
     The Shares held by Hayley Anderson Milam were originally transferred to a trust for her benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In March 2007 such Shares were transferred from the trust to Ms. Anderson Milam.
     The Shares held by the Irrevocable Trust of Charles Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson were transferred to such trust by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds.
     The Shares held by the Olivia Barbour Anderson 1995 Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.
     The Shares held by the Alexandra Ruth Anderson Irrevocable Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.
     The Shares held by each of the other Trust Reporting Persons were transferred to such Trust Reporting Person by Charles C. Anderson at various times starting in 1992. Charles C. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Charles C. Anderson Family Foundation were donated to The Charles C. Anderson Family Foundation by Charles C. Anderson in 1994. Charles C. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Joel R. Anderson Family Foundation were donated to The Joel R. Anderson Family Foundation by Joel R. Anderson in 1994. Joel R. Anderson previously purchased such Shares with his personal funds.
     The Shares held by The Clyde B. Anderson Family Foundation were donated to The Clyde B. Anderson Family Foundation by Clyde B. Anderson in 1998. Clyde C. Anderson previously purchased such Shares with his personal funds.

Item 4. Purpose of Transaction
     Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes. Each of the Reporting Persons intends to review on a continuing basis his, her or its investment in the Issuer. Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as each of them may deem relevant, each Reporting Person may, acting individually or together with other Reporting Persons, (i) acquire additional Shares, (ii) sell all or any part of his, her or its Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing. Subject to applicable law, each of the Reporting Persons may, acting individually or together with other Reporting Persons, enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that any Reporting Person may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors. Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons who are directors and executive officers of the Issuer, acting solely in their respective capacity as such a director or executive officer, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time any Reporting Person may, acting individually or together with other Reporting Persons, (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) — (b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,027,938 Shares which represents approximately 48.2% of the 16,659,386 Shares which the Issuer has informed the Reporting Persons were outstanding on April 17, 2007 (other than Terrence C. Anderson, Clyde B. Anderson and Sandra B. Cochran who may be deemed to beneficially own 8,039,938, 8,041,272 and 8,044,605 Shares, respectively, which represents approximately 48.2% of the Shares outstanding on April 17, 2007). However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE		SHARED	SOLE		SHARED
	BENEFICIALLY	OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
REPORTING PERSON	OWNED	SHARES	POWER		POWER	POWER		POWER
Anderson BAMM Holdings, LLC(1)	8,027,938	48.2%	1,533,302		0	1,533,302		0
Charles C. Anderson	8,027,938	48.2%	2,089,000	(2)	0	2,089,000	(2)	0
Hilda B. Anderson	8,027,938	48.2%	2,089,000	(3)	0	2,089,000	(3)	0
Joel R. Anderson	8,027,938	48.2%	1,582,440	(4)	0	1,582,440	(4)	0
Charles C. Anderson, Jr.	8,027,938	48.2%	273,284		0	273,284		0
Charles C. Anderson III	8,027,938	48.2%	23,794		0	23,794		0
Terrence C. Anderson	8,039,938	48.2%	355,954	(5)	0	352,120	(5)	0
Clyde B. Anderson	8,041,272	48.2%	1,430,978	(6)	0	1,351,493	(6)	0
Harold M. Anderson	8,027,938	48.2%	348,480		0	348,480		0
Hayley Anderson Milam	8,027,938	48.2%	25,380		0	25,380		0
Sandra B. Cochran	8,044,605	48.2%	205,755	(7)	0	78,270	(7)	0
Ashley Anderson Billingsley(8)	8,027,938	48.2%	0		84,000	0		84,000
The Ashley Anderson Trust(8)	8,027,938	48.2%	0		84,000	0		84,000
Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson	8,027,938	48.2%	25,380		0	25,380		0
Olivia Barbour Anderson 1995 Trust	8,027,938	48.2%	1,200		0	1,200		0
Alexandra Ruth Anderson Irrevocable Trust	8,027,938	48.2%	1,200		0	1,200		0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson III	8,027,938	48.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,027,938	48.2%	11,224		0	11,224		0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,027,938	48.2%	11,224		0	11,224		0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,027,938	48.2%	11,224		0	11,224		0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,027,938	48.2%	11,224		0	11,224		0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,027,938	48.2%	11,224		0	11,224		0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,027,938	48.2%	11,224		0	11,224		0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,027,938	48.2%	11,224		0	11,224		0
The Charles C. Anderson Family Foundation(9)	8,027,938	48.2%	83,000		0	83,000		0
The Joel R. Anderson Family Foundation(10)	8,027,938	48.2%	83,000		0	83,000		0
The Clyde B. Anderson Family Foundation(11).	8,027,938	48.2%	46,000		0	46,000		0

(1)	Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement attached as Exhibit 2. See Item 1 and Item 6 of this Schedule 13D.

(2)	Includes 83,000 shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Also includes 6,000 shares owned of record by his wife, Hilda B. Anderson.

(3)	Includes 2,000,000 shares owned of record by her husband, Charles C. Anderson, and 83,000 shares owned of record by The Charles C. Anderson Family Foundation over which shares Mr. Anderson has sole voting and dispositive power.

(4)	Includes 83,000 shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(5)	Includes 12,000 shares subject to options exercisable on or before June 19, 2007. Terrence C. Anderson owns 4,500 shares of restricted stock, 666 shares of which vest on or before June 19, 2007 and 3,834 shares of which vest after June 19, 2007. Mr. Anderson has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 4,500 shares of restricted stock and the number of shares set forth under Sole Dispositive Power includes 666 shares of restricted stock.

(6)	Includes 46,000 shares held by The Clyde B. Anderson Family Foundation. Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Also includes 13,334 shares subject to options exercisable on or before June 19, 2007. Mr. Anderson owns 79,485 shares of restricted stock, all of which vest after June 19, 2007. Mr. Anderson has power to vote all restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 79,485 shares of restricted stock and the number of shares set forth under Sole Dispositive Power does not include any shares of restricted stock.

(7)	Includes 16,667 shares subject to options exercisable on or before June 19, 2007. Ms. Cochran owns 127,485 shares of restricted stock, all of which vest after June 19, 2007. Ms. Cochran has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 127,485 shares of restricted stock, and the number of shares set forth under Sole Dispositive Power does not include any shares of restricted stock.

(8)	The shares over which Ashley Anderson Billingsley has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.

(9)	These shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these shares.

(10)	These shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these shares.

(11)	These shares are owned of record by The Clyde B. Anderson Family Foundation. Clyde B. Anderson has sole voting and dispositive power over these shares.
(c)	On April 9, 2007, the Reporting Persons (other than ABH, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons) contributed to ABH the Shares held by ABH in exchange for membership interests in ABH.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Pursuant to the Group Administration Agreement, each of the Reporting Persons has appointed Abroms & Associates, P.C., as Group Administrator, to coordinate and administer their transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Group Administration Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference.
     Pursuant to the ABH LLC Agreement, the Reporting Persons other than Ashley Anderson Billingsley/the Ashley Anderson Trust and the Family Foundation Reporting Persons have (i) been granted membership interests in ABH in exchange for their capital contributions of Shares to ABH and (ii) agreed to certain matters relating to the operation of ABH, as more fully set forth in the ABH LLC Agreement. The ABH LLC Agreement is included as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by this reference.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Description

1	Group Administration Agreement, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D, containing the appointment of the Group Administrator as attorney-in-fact.(*)

2	Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 by and among the Reporting Persons named on this Schedule 13D (other than Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons).(*)
(*) Exhibit No. 1 and No. 2 were filed on April 9, 2007. No amendments were necessary.

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2007

ANDERSON BAMM HOLDINGS, LLC

By:	/s/ Sandra B. Cochran

Name: Sandra B. Cochran
Title: President

/s/ Charles C. Anderson

Charles C. Anderson

/s/ Hilda B. Anderson

Hilda B. Anderson

/s/ Joel R. Anderson

Joel R. Anderson

/s/ Charles C. Anderson, Jr.

Charles C. Anderson, Jr.

/s/ Charles C. Anderson III

Charles C. Anderson III

/s/ Terrence C. Anderson

Terrence C. Anderson

/s/ Clyde B. Anderson

Clyde B. Anderson

/s/ Harold M. Anderson

Harold M. Anderson

/s/ Hayley Anderson Milam

Hayley Anderson Milam

/s/ Sandra B. Cochran

Sandra B. Cochran

/s/ Ashley Anderson Billingsley

Ashley Anderson Billingsley

THE ASHLEY ANDERSON TRUST

By:	/s/ CitiTrust Services

Name: CitiTrust Services
Title: Trustee

IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON

By:	/s/ Carl M. Boley

Name: Carl M. Boley
Title: Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	/s/ Lisa S. Anderson

Name: Lisa S. Anderson
Title: Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	/s/ Lisa S. Anderson

Name: Lisa S. Anderson
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON III

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDR A R. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	/s/ SunTrust Bank

Name: SunTrust Bank
Title: Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	/s/ Charles C. Anderson

Name: Charles C. Anderson
Title: Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	/s/ Joel R. Anderson

Name: Joel R. Anderson
Title: Chairman

THE CLYDE B. ANDERSON FAMILY FOUNDATION

By:	/s/ Clyde B. Anderson

Name: Clyde B. Anderson
Title: Chairman

ABROMS & ASSOCIATES, P.C. as attorney-in-fact

By:	/s/ Martin R. Abroms

Name: Martin R. Abroms
Title: